Reed Smith LLP 1301 K Street, N.W. Suite 1100 - East Tower Washington, D.C. 20005-3373 +1 202 414 9200 Fax +1 202 414 9299 reedsmith.com
W. Thomas Conner Direct Phone: +1 202 414 9208 Email: tconner@reedsmith.com

June 13, 2012

Sonny Oh
Staff Reviewer
U.S. Securities and Exchange Commission
Office of Insurance Products
100 F Street, N.E.
Mail Stop 4644
Washington, DC 20549-4644

Re:	Metropolitan Life Insurance Company and Metropolitan Life Separate Account E

MetLife Investors USA Insurance Company and MetLife Investors USA Separate Account A

MetLife Investors Insurance Company and MetLife Investors
Variable Annuity Account One

First MetLife Investors Insurance Company and First MetLife Investors Variable Annuity Account One

Dear Mr. Oh:

This letter follows up on the call that you, Mary Payne, Alicia Powell and I had last week regarding the filing of eleven post-effective amendments (the “Amendments”) by Metropolitan Life Insurance Company, MetLife Investors USA Insurance Company, MetLife Investors Insurance Company and First MetLife Investors Insurance Company (collectively, “MetLife” or the “Companies”) and their respective separate accounts noted above. As noted in the transmittal letters accompanying the Amendments and as we discussed further in general terms during our phone call, the Amendments are being filed to make certain changes to the versions of the optional Guaranteed Minimum Income Benefit (“GMIB”) and Enhanced Death Benefit (“EDB”) currently being offered with the variable annuity contracts with respect to which the Amendments are being filed (the “Contracts”).

Mary, Alicia and I greatly appreciated the opportunity to speak to you about the Amendments. To level set, we understood from that conversation that the Staff will be providing us orally with any comments it may have on the Amendments and the Staff will further expect us to respond to those comments in writing. As you requested, we have already provided you with courtesy copies, both “clean” and “marked copies” against the versions of prospectus last filed with the Securities and Exchange Commission by post-effective amendment or registration statement. As requested, this letter provides additional detail regarding the Amendments.

NEW YORK ◆ LONDON ◆ HONG KONG ◆ CHICAGO ◆ WASHINGTON, D.C. ◆ BEIJING ◆ PARIS ◆ LOS ANGELES ◆ SAN FRANCISCO ◆ PHILADELPHIA ◆ SHANGHAI ◆ PITTSBURGH

MUNICH ◆ ABU DHABI ◆ PRINCETON ◆ NORTHERN VIRGINIA ◆ WILMINGTON ◆ SILICON VALLEY ◆ DUBAI ◆ CENTURY CITY ◆ RICHMOND ◆ GREECE

Sonny Oh June 13, 2012 Page 2

We would respectfully ask the Staff to take note of several aspects of the Amendments:

•	The revisions are being made in response to economic and market conditions that have caused MetLife to modify certain aspects of the optional GMIBs and EDBs offered with certain of its variable annuities. These changes include separating the “roll-up rate” from the “dollar-for-dollar withdrawal rate” by providing that a contract owner’s dollar-for-dollar withdrawal rate depends on when the contract owner begins taking withdrawals.

•	Certain changes have been made to the guaranteed annuity rates under the GMIB.
•	Importantly, the changes do not include any increases in optional rider charges, nor do they involve the elimination of any riders.
•	While, as you know, the Companies typically indicate a revised version of an existing rider by changing the Roman numeral following the rider name, the new versions are essentially just revised versions of riders currently being offered. Our marketing efforts and our internal and external sales representatives rely on these names to distinguish the properties of one version from another, and the prospectus reflects this. We note in this regard that the versions of the riders currently being offered will continue to be sold in states where the new versions of the riders have not yet been approved for sale, but will be phased out in each state following that state’s approval of the new version of the rider for sale.

•	As you know, we have had numerous discussions with the SEC Staff over the course of the past year about the most appropriate way to reflect changes to versions of riders in prospectuses. We have taken the approach in the Amendments of incorporating disclosure regarding the revised versions of the riders in revised prospectuses that will be reprinted in their entirety. However, the Companies respectfully reserve the right to submit similar changes in the future by supplement when deemed appropriate.

•	The product changes reflected in the Amendments are of critical importance to the Companies, and therefore, the Companies have submitted these changes by post-effective amendment (with requisite financial statements and independent auditors’ consents) in order to assure themselves that they will have a firm effective date. Accordingly, we look forward to receiving timely comments from the Staff (if any) on the Amendments so that we may respond in time to achieve a successful and timely launch of the new versions of the riders.

Sonny Oh June 13, 2012 Page 3

As I believe we noted in our phone call, please feel free to call Mary (202-414-9483), Alicia (412-288-8240) or me (202-414-9208) with any questions, or to set up a call to discuss Staff comments.

Sincerely,

/s/ W. Thomas Conner

W. Thomas Conner

WC:tf

Enclosure

cc:	Mary Payne, Esq. Alicia Powell, Esq.